UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON HC and CO

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Common Shares, no par value (“Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario, Canada K7A 0A8.

Item 2. Identity and Background.

(a) – (c) This Statement is being filed by the following beneficial owners of Common Shares (each, a “Reporting Person”):

1.	Greenstar Canada Investment Limited Partnership (“Greenstar LP”)

2.	Greenstar Canada Investment Corporation

3.	Constellation Brands Canada Holdings ULC

4.	Constellation Capital LLC

5.	Constellation International Holdings Limited

6.	Constellation Brands, Inc.

The principal office address or business address of Greenstar LP and of Greenstar Canada Investment Corporation is 350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6; of Constellation Brands Canada Holdings ULC is 1959 Upper Water Street, Suite 1900, Halifax, Nova Scotia B3J 2X2; and of each of the other Reporting Persons identified above is 207 High Point Drive, Building 100, Victor, New York 14564.

The principal business of: (i) Greenstar LP is private investment; (ii) Greenstar Canada Investment Corporation is to serve as the general partner of Greenstar LP; (iii) Constellation Brands Canada Holdings ULC is private investment; (iv) Constellation Capital LLC is private investment; (v) Constellation International Holdings Limited is private investment and (vi) Constellation Brands, Inc. is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada.

Current information concerning the identity and background of each executive officer and director of Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d)-(e) None of the Reporting Persons or, to the best knowledge of Greenstar LP, any of the Covered Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Greenstar LP and Greenstar Canada Investment Corporation were each formed in British Columbia; Constellation Brands Canada Holdings ULC was formed in Nova Scotia; Constellation Capital LLC is a Delaware limited liability company; Constellation International Holdings Limited is a New York corporation; and Constellation Brands, Inc. is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration

The 18,876,901 Common Shares and Warrants (as defined herein) were purchased by and are directly held by Greenstar LP. The funds used to purchase the Common Shares came from the working capital of Greenstar LP.

Item 4. Purpose of Transaction

On October 30, 2017, the Issuer announced that it had entered into a strategic relationship with Greenstar LP. As part of the strategic relationship, Greenstar LP agreed to invest approximately C$245 million in the Issuer, on a private placement basis, in consideration for Common Shares that, following completion of such transaction, would represent a 9.9% equity interest in the Issuer. An equivalent number of warrants (the

“Warrants”) was also issuable to Greenstar LP. On November 2, 2017, the closing date of the private placement transaction (the “Initial Closing Date”), the Issuer issued a total of 18,876,901 Common Shares at a price of C$12.9783 per Common Share to Greenstar LP. An equivalent number of Warrants was issued to Greenstar LP at the same price, subject to certain restrictions, and expiring 30 months from the Initial Closing Date. The Warrants vest in two equal tranches, with the first exercisable tranche date commencing August 1, 2018 in respect of the first tranche of Warrants (the “First Tranche Warrants”), and the second exercisable tranche date commencing February 1, 2019 in respect of the second tranche of Warrants (the “Second Tranche Warrants”). The Common Shares underlying the First Tranche Warrants will become issuable by the Issuer upon the exercise by Greenstar LP of the First Tranche Warrants. The First Tranche Warrants become exercisable by Greenstar LP on August 1, 2018. The Common Shares underlying the Second Tranche Warrants will become issuable by the Issuer upon the exercise by Greenstar LP of the Second Tranche Warrants. The Second Tranche Warrants become exercisable by Greenstar LP on February 1, 2019. The First Tranche Warrants and the Second Tranche Warrants are exercisable at an exercise price of C$12.9783 per Common Share and expire, in accordance with their terms, on May 1, 2020; provided that at the time of exercising the Warrants, Greenstar LP still owns at least 18,876,901 Common Shares. Pursuant to the transaction, Greenstar LP will provide the Issuer with broad support in the areas of consumer analytics, market trending, marketing and brand development. In addition, the Issuer and Greenstar LP intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal. As part of the transaction, the Issuer and Greenstar LP entered into an investor rights agreement whereby the Issuer granted certain pre-emptive rights to Greenstar LP to maintain its pro rata ownership in the Issuer, subject to certain exceptions. The Issuer’s Common Shares were subsequently listed for trading on the New York Stock Exchange on May 24, 2018 and have been registered with the U.S. Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934.

Except as set forth in this Schedule, Greenstar LP has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Greenstar LP and the Reporting Persons may evaluate on a continuing basis Greenstar LP’s investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. Greenstar LP acquired the Common Shares and the Warrants as part of a strategic investment in the Issuer. Greenstar LP may purchase or sell Common Shares or exercise the Warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, Greenstar LP may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D, including seeking one or more nominees for election to the Issuer’s board of directors in accordance with the Issuer’s governance protocols and procedures for the nomination and election of directors.

Item 5. Interest in Securities of the Issuer

(a)-(e) Greenstar LP has direct beneficial ownership of 18,876,901 Common Shares and the right to acquire an additional 9,438,451 Common Shares within 60 days as of the date hereof pursuant to the Warrants. Greenstar Canada Investment Corporation is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by Constellation International Holdings Limited, which in turn is wholly-owned by Constellation Brands, Inc.

The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 200,989,264 Common Shares outstanding, which is the total number of Common Shares outstanding as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on June 28, 2018, plus 9,438,451 Common Shares underlying Warrants held by Greenstar LP that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Act.

As the general partner of Greenstar LP, Greenstar Canada Investment Corporation may be deemed the beneficial owner of the Common Shares held by Greenstar LP. The other Reporting Persons may be deemed the beneficial owner of the Common Shares as indirect holders through their indirect ownership of Greenstar LP.

The reporting of these Common Shares as beneficially owned by each of the Reporting Persons (other than Greenstar LP) shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise.

In addition, Greenstar LP owns C$200 million of the Issuer’s 4.25% Convertible Senior Notes due 2023 (the “Notes”). The conversion of the Notes prior to January 15, 2023 is limited to certain circumstances involving the sale price of the Common Shares and certain corporate events. On or after January 15, 2023, the Notes may be converted, but the Issuer has the option to deliver cash, Common Shares or a combination thereof. The Notes are not currently convertible.

Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of Greenstar LP, the Covered Persons beneficially own any Common Shares as of July 16, 2018 other than Covered Persons (i) Samuel H. Carsley, who owns personally 350 Common Shares which were acquired using his personal funds and (ii) James A. Sabia, Jr., who owns jointly with his spouse 1,500 Common Shares through the James A. Sabia, Jr. and Brooke M. Sabia Trust which Common Shares were acquired using personal funds. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Schedule 13D.

Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of Greenstar LP, any of the Covered Persons has engaged in any transaction involving any Common Shares during the 60-day period ended July 16, 2018.

Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of Greenstar LP, the Covered Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares that may be beneficially owned by Greenstar LP.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with its strategic investment, Greenstar LP and the Issuer entered into a subscription agreement pursuant to which Greenstar LP purchased the Common Shares and the Warrants from the Issuer. Further to the transactions contemplated by the subscription agreement, Greenstar LP and the Issuer entered into an investor rights agreement that provides for, among other things, board observer rights, certain pre-emptive rights, information rights, registration rights and certain operating and reporting covenants in favor of Greenstar LP. Other than as described in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated July 16, 2018.

Exhibit 99.2	Subscription Agreement dated October 27, 2017 between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation (Incorporated herein by reference to Exhibit 99.64 to Canopy Growth Corporation’s Form 40-F filed on May 16, 2018).

Exhibit 99.3	Investor Rights Agreement Dated November 2, 2017 between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation (Incorporated herein by reference to Exhibit 99.65 to Canopy Growth Corporation’s Form 40-F filed on May 16, 2018).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018	Greenstar Canada Investment Limited Partnership

	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Julian M. Cohen

	Name:	Julian M. Cohen
	Title:	Senior Vice President

Greenstar Canada Investment Corporation

	By:	/s/ Julian M. Cohen

	Name:	Julian M. Cohen
	Title:	Senior Vice President

Constellation Brands Canada Holdings ULC

	By:	/s/ Janet Stewart

	Name:	Janet Stewart
	Title:	Vice President

Constellation Capital LLC

	By:	/s/ Janet Stewart

	Name:	Janet Stewart
	Title:	Vice President

Constellation International Holdings Limited

	By:	/s/ Janet Stewart

	Name:	Janet Stewart
	Title:	Vice President

Constellation Brands, Inc.

	By:	/s/ James O. Bourdeau

	Name:	James O. Bourdeau
	Title:	Executive Vice President, General Counsel and Secretary

Annex A

The following is a list of the executive officers and directors of each of Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.).

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Jared Fix	President	1255 Battery Street, San Francisco, California 94111	US
Samuel H. Carsley	Vice President and Assistant Secretary	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	Canada
Julian M. Cohen	Senior Vice President	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Vice President	131 S Dearborn, Chicago, Illinois 60603	US
Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S Dearborn, Chicago, Illinois 60603	US
Jared Fix	Senior Vice President, Chief Growth Officer of Constellation Brands, Inc.	1255 Battery Street, San Francisco, California 94111	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
Robert Sands	Chief Executive Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
William A. Newlands	President and Chief Operating Officer	131 S Dearborn, Chicago, Illinois 60603	US
David Klein	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Jerry Fowden	Chief Executive Officer of Cott Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Barry A. Fromberg	Senior Advisor to CEO of HNI Healthcare	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Chief Executive Officer of John Hardy Global Limited	207 High Point Drive, Building 100, Victor, New York 14564	US
Ernesto M. Hernandez	President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of SunTrust Banks, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Chief Executive Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US
Keith E. Wandell	Retired Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US